Exhibit 8
[Letterhead of Weil, Gotshal & Manges LLP]
[Form of Tax Opinion]
[______________], 2009
Tecumseh Products Company
1136 Oak Valley Drive
Ann Arbor, Michigan 48108
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-4 filed by Tecumseh Products Company, a Michigan corporation (“Tecumseh”), with the Securities and Exchange Commission on March 27, 2009 (as amended through the date hereof, the “Registration Statement”) relating to the proposed recapitalization of Tecumseh.
     We have participated in the preparation of the discussion set forth in the section entitled “PROPOSAL NO. 2—THE RECAPITALIZATION PROPOSAL — United States Federal Income Tax Consequences of the Recapitalization” in the Registration Statement. In our opinion, such discussion of those consequences, insofar as it summarizes United States federal income tax law, is accurate in all material respects.
     Our opinion assumes that the statements and representations made to us by Tecumseh in its representation letter to us dated the date hereof are true, correct and complete and will be true, correct and complete at the time of the Recapitalization and thereafter, where relevant, and that any statement or representation made in such representation letter which is qualified by knowledge or materiality or qualifications of like import is accurate without such qualification.
     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.
Very truly yours,